

August 1, 2011

<u>Via US Mail</u>
Mr. Scott R. Jensen
Chief Financial Officer
Orion Energy Systems, Inc.
2210 Woodland Drive
Manitowoc, Wisconsin 54220

> **Re: Orion Energy Systems, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2010**
> **Filed June 14, 2010**
> **Form 10-Q for the quarter ended December 31, 2010**
> **Filed February 9, 2010**
> **File No. 1-33887**

Dear Jensen:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director